Mr Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2006
Form 6-K Filed January 4, 2007
File No. 000-50799

Dear Mr Kronforst

Thank you for your letter dated March 7, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended November 30, 2006 (the “2006 Form 20-F”) of Xyratex Ltd. (“Xyratex”) (File Number 000-50799 ).

We will shortly be starting to prepare our earnings release for the three months ended February 28, 2007 and, as described in detail below, certain of the disclosure revised in response to the Staff’s comments will be reflected in a Form 6-K filing. In light of such forthcoming filing and in light of the nature of the changes in disclosure, we believe that it will not be necessary to file an amendment of the 2006 Form 20-F.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following the each numbered comment.

Form 20-F for the Fiscal Year Ended November 30, 2006

1.               We note from your disclosure on pages 48 and 51 of gross profit excluding the impact of equity compensation expense. This appears to be a non-GAAP measure. Please tell us how you have considered General Instruction C(e) of Form 20-F and the requirements of Item 10(e)(1) of Regulation S-K.

We understand how this disclosure could be construed as a non-GAAP measure. Because we had not intended this interpretation we had not considered guidance concerning the disclosure of non-GAAP measures.

We will not include this disclosure in future Form 20-F filings. Equity compensation had no significant effect on gross profit in either of our two most recent fiscal years.

2.               We note your disclosure that “there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect our internal controls over financial reporting subsequent to the period ended 30 November 2006”. Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 308(c) disclosure in future filings.

We respectfully point out that S-K 3-08(c) is not applicable to Xyratex Ltd as a Foreign Private Issuer. We will provide the disclosure required by Item 15(d) in our 2007 20-F, which will be the first year that Item 15(d) is applicable to us.

Form 6-K Filed January 4, 2007

3.               We believe the columnar format of the “Reconciliation of GAAP Net Income From Continuing Operations to Non-GAAP Net Income” appearing in your earnings release furnished on Form 6-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-81176 defined non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation in future filings, or explain to us in reasonable detail why its retention is justified in the light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of regulation S-K.

Our intention was only to make clear the calculation of the non-GAAP measures and therefore we will change the disclosure in future filings to show only the calculation of non-GAAP operating income, net income and earnings per share. Please refer to our response in comment 4 for future disclosure regarding such measures.

4.               Your disclosures indicate that the non-GAAP measures exclude items which you believe are not indicative of your “core” operating results. It is unclear to us why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. Whilst we note that these costs may be subject to only limited management influence or control, they nonetheless appear to represent part of your operating results. Please explain your basis for concluding that these costs are not part of your core operating results and why you believe such disclosure is appropriate.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

In addition to excluding certain items of a non-recurring nature our non-GAAP measures also exclude certain items of a recurring nature. We believe that the provision of measures excluding items in both these categories is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making.  For example, equity compensation expense has been significantly affected by the implementation of FAS.

In future earnings releases we will include a more detailed explanation of the reasons for the non-GAAP adjustments and further explanation of the limitations in the use of non-GAAP measures. This will be in the format of a footnote to the earnings release with wording similar to the following:

“(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded; (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time. (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R. (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.”

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Xyratex may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via facsimile on 011 44 2392 453654. If you have any questions regarding the foregoing, do not hesitate to contact Richard Pearce, Chief Financial Officer on 011 44 2392 496331.

Respectfully submitted,

Steve Barber

Chief Executive Officer

Xyratex Ltd